Exhibit 99.2

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	June 30, 2024	December 31, 2024
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	2,401,495	28,113,972	3,851,598
Restricted cash	38,743,831	105,800,332	14,494,586
Accounts receivable, net	130,354,429	135,313,361	18,537,854
Due from related parties	16,566,524	17,131,396	2,346,992
Prepaid expenses and other current assets, net	9,485,464	11,171,611	1,530,504
Total Current Assets	197,551,743	297,530,672	40,761,534

Prepayments for equity investments	-	4,375,000	599,373
Property and equipment, net	233,375	188,131	25,774
Intangible assets, net	2,581,046	1,914,935	262,345
Operating lease right of use assets	3,313,215	5,885,455	806,304
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
Deferred tax assets	57,257	43,192	5,917
Other non-current assets	51,004	41,004	5,618
Total Non-Current Assets	11,235,897	17,447,717	2,390,328
Total Assets	208,787,640	314,978,389	43,151,862

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	26,814,237	33,800,000	4,630,581
Accounts payable	51,252,954	55,643,496	7,623,128
Insurance premium payable	38,376,850	111,448,220	15,268,344
Income tax payable	42,747	42,994	5,890
Due to related parties	6,166,067	8,561,749	1,172,955
Operating lease liabilities, current	2,425,135	2,537,123	347,584
Accrued expenses and other liabilities	15,990,970	15,278,258	2,093,113
Convertible notes	-	6,888,414	943,709
Derivative liabilities	-	14,598	2,000
Total Current Liabilities	141,068,960	234,214,852	32,087,304

Operating lease liabilities, noncurrent	1,044,068	3,427,331	469,542
Deferred tax liabilities	2,683,818	3,761,000	515,255
Total Non-Current Liabilities	3,727,886	7,188,331	984,797
Total Liabilities	144,796,846	241,403,183	33,072,101

Commitments and contingencies

Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 14,707,073 and 15,231,387 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively) *	9,922	10,304	1,522
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively) *	12,204	12,204	1,682
Additional paid-in capital	196,038,784	207,528,841	28,431,335
Accumulated deficit	(131,841,244)	(133,356,964)	(18,269,951)
Accumulated other comprehensive loss	(228,872)	(619,179)	(84,827)
Total Shareholders’ Equity	63,990,794	73,575,206	10,079,761
Total Liabilities and Shareholders’ Equity	208,787,640	314,978,389	43,151,862

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Revenues	84,254,221	146,371,285	20,052,784
Cost of revenues	(54,192,050)	(103,811,688)	(14,222,143)
Gross profit	30,062,171	42,559,597	5,830,641

Operating expenses
Selling and marketing expenses	(20,993,374)	(18,564,666)	(2,543,349)
General and administrative expenses	(10,153,441)	(14,282,228)	(1,956,657)
Research and development expenses	(7,294,313)	(5,908,365)	(809,443)
Total operating expenses	(38,441,128)	(38,755,259)	(5,309,449)

(Loss) income from operations	(8,378,957)	3,804,338	521,192

Other (expense) income:
Interest expense, net	(431,796)	(1,423,313)	(194,993)
Other income, net	127,399	533,414	73,077
Gain on fair value change of derivative liabilities	-	722,631	99,000
Loss on settlement of convertible notes	-	(4,061,543)	(556,429)
Total other expense, net	(304,397)	(4,228,811)	(579,345)

Loss Before Income Taxes	(8,683,354)	(424,473)	(58,153)

Income tax benefits (expenses)	137,354	(1,091,247)	(149,500)
Net Loss	(8,546,000)	(1,515,720)	(207,653)

Other comprehensive loss
Foreign currency translation adjustments	(1,513)	(390,307)	(53,472)
Comprehensive loss	(8,547,513)	(1,906,027)	(261,125)

Weighted average number of ordinary share outstanding
Basic*	30,000,000	31,587,188	31,587,188
Diluted*	30,000,000	31,587,188	31,587,188
Earnings (loss) per share
Basic*	(0.28)	(0.05)	(0.01)
Diluted*	(0.28)	(0.05)	(0.01)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 and 2024
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained earnings (Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Shares*	Amount	Capital	Deficits)	Income	Total
		RMB		RMB	RMB	RMB	RMB	RMB
As of June 30, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(137,544,783)	5,118	31,455,139
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(7,548,214)	—	(7,548,214)
As of July 1, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(145,092,997)	5,118	23,906,925
Net loss	—	—	—	—	—	(8,546,000)	—	(8,546,000)
Foreign exchange adjustments	—	—	—	—	—	—	(1,513)	(1,513)
As of December 31, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(153,638,997)	3,605	15,359,412

As of June 30, 2024	14,707,073	9,922	16,816,692	12,204	196,038,784	(131,841,244)	(228,872)	63,990,794
Settlement of convertible notes with Class A ordinary shares	524,314	382	—	—	9,789,039	—	—	9,789,421
Issuance of Warrants in connection with convertible notes	—	—	—	—	1,701,018	—	—	1,701,018
Net loss	—	—	—	—	—	(1,515,720)	—	(1,515,720)
Foreign exchange adjustments	—	—	—	—	—	—	(390,307)	(390,307)
As of December 31, 2024	15,231,387	10,304	16,816,692	12,204	207,528,841	(133,356,964)	(619,179)	73,575,206
As of December 31, 2024 in USD	15,231,387	1,522	16,816,692	1,682	28,431,335	(18,269,951)	(84,827)	10,079,761

*	The shares are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	85,607,856	74,197,711	10,165,046

Cash Flows From Investing Activities
Purchase of intangible assets	(264,606)	—	—
Prepayment for equity investments	—	(4,375,000)	(599,373)
Net cash used in investing activities	(264,606)	(4,375,000)	(599,373)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes , net of discount	—	16,024,928	2,250,000
Payment of issuance costs for issuance of convertible noes	—	(2,483,924)	(394,889)
Proceeds from short-term bank borrowings	25,000,000	32,000,000	4,383,982
Repayment of short-term bank borrowings	(25,453,560)	(25,014,237)	(3,426,936)
Borrowings from related parties	26,500,000	2,500,000	342,499
Repayment of borrowings from related parties	(15,000,000)	—	—
Payment of offering cost	(1,771,436)	—	—
Net cash provided by financing activities	9,275,004	23,026,767	3,154,656

Effect of exchange rate changes on cash and cash equivalents	(1,513)	(80,500)	(11,032)

Net increase in cash, cash equivalents and restricted cash	94,616,741	92,768,978	12,709,297
Cash, cash equivalents and restricted cash at beginning of the period	19,873,652	46,145,326	6,321,884
Cash, cash equivalents and restricted cash at end of the period	114,490,393	138,914,304	19,031,181

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Supplemental Cash Flow Information
Cash paid for interest expense	507,297	556,776	76,278
Cash paid for income tax	—	—	—

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	81,674	5,013,830	686,892
Disposal of operating lease right-of-use assets	—	(1,508,268)	(206,632)
Settlement of convertible notes by issuance of ordinary shares	—	9,789,421	1,341,145

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	June 30, 2024	December 31, 2024
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
Cash and cash equivalents	2,401,495	28,113,972	3,851,598
Restricted cash	38,743,831	105,800,332	14,494,586
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
	46,145,326	138,914,304	19,031,181

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